Exhibit 99.1

GDF SUEZ and E.ON agree to swap

1,700 MW generation capacity in Europe

GDF SUEZ signed today, through its subsidiary Electrabel, a memorandum of understanding with E.ON AG for the reciprocal transfer of power plants and granting of nuclear drawing rights between the two utilities, for approx. 1,700 MW.

As a part of the agreement, GDF SUEZ group will:

▪	Acquire E.ON’s interest in 991 MW conventional power plants (hydro, gas, coal and biomass) in Germany[1];
▪	Be granted 700 MW drawing rights on the nuclear plants of Gundremmingen B & C, Unterweser and, once in operation again, Krümmel.

In return, as a part of the agreement, Electrabel will:

▪	Sell to E.ON its interests in 941 MW Belgian conventional power[2];
▪	Grant to E.ON 770 MW drawing rights on the nuclear power plants of Doel 1, Doel 2 and Tihange 1 of which 270 MW delivered in the Netherlands.

This transaction will be totally asset and capacity swap based. It is a milestone in the implementation of the Group’s strategy in Germany. It will substantially strengthen GDF SUEZ’s sustainable and balanced position in generation and sales in this country, giving the Group a stronger position in a key value market. In electricity generation, it will provide the Group a more balanced and pan-European position and offer potential for developments (repowering, new build, lifetime extension). In business sales, it will allow for the development of new products and for mid- and long term customer relationships with industry and resellers.

“This agreement is strategic in two ways for GDF SUEZ”, said Gérard Mestrallet, Chairman and CEO. “Firstly, after strengthening the company in Italy through the agreement signed with ENI on 29 May 2008, GDF SUEZ is continuing its strategy of becoming a pan-European energy player with very strong positions on the principal markets in Europe. Secondly, it shows the willingness of the company to scrupulously observe the commitments it undertook in Belgium in the context of Pax Electrica II and illustrates the Group’s commitment to competition in Europe.”

1 hydro facilities (127 MW pumped storage and 5 MW run-on-the river), 2 coal fired power stations (799 MW), a gas fired power plant (50 MW) and a biomass power plant (10 MW).

2 a hard coal fired power plant (556 MW) and a gas fired power plant (385 MW).

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

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The Group has been present in the German market for 10 years and has built a significant sales position with 11 TWh in electricity sales in 2007. The company already operates 300 MW power plants and has started construction works for a highly efficient 800 MW coal power plant this summer. The Group is currently developing more sites for coal fired power plants as well as sites for gas fired power plants. Opportunities for investments in offshore wind parks are investigated.

In line with former transactions to which the Group actively contributed, this operation will, at the same time, introduce a new competitor in the Belgian market, allowing GDF SUEZ to maintain its total generating capacity and profitability over the long term in Europe.

After the closing of the transaction, the Group will have improved its coverage of the North West continental European countries as well as the physical and geographical balance between its generation and sales portfolio. The Group also diversifies its exposure to regulatory risks and will have consolidated a sustainable position on this market, in a positive move towards competition and regulatory authorities.

GDF SUEZ and E.ON are expected to complete the transaction by mid 2009, after confirmatory due diligence, signing of definite agreements and the necessary approvals of the anti-trust authorities.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74.3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Forward-looking statements:

This communication contains forward-looking information and statements. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services or future performance. Although the management of GDF SUEZ believes that these forward-looking statements are reasonable, investors and holders of GDF SUEZ shares are warned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of GDF SUEZ, that could mean expected results and developments differ significantly from those expressed in, or implied or projected by, the forward-looking information and statements. These risks include those discussed or identified in the public filings made by GDF SUEZ with the Autorité des marchés financiers (AMF) and/or with the United States Securities and Exchange Commission (SEC), including those listed under “Facteurs de Risques” (Risk factors) sections in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the Document de Référence filed by SUEZ on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08-0122-A01), in section 3 of the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of SUEZ by Gaz de France filed with the AMF on June 13, 2008 (under no: 08-126) and the Form F4 registered with the SEC on June 16, 2008. Investors and holders of GDF SUEZ securities should note that the occurrence of some or all of these risks may have a significantly adverse effect on GDF SUEZ.

Press contact: Tel France: +33 (0)1 57 04 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 40 06 66 29 E-Mail: ir@gdfsuez.com

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